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                                                                  Exhibit 12

                                      VIACOM INC. AND SUBSIDIARIES
                        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES  AND
                    RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                            (In millions)


                                                                                           Year Ended December 31,
                                                                         ----------------------------------------------------------
                                                                          1994          1993        1992        1991         1990
                                                                          ----          ----        ----        ----         ----
        Earnings (loss) before income taxes                               $376.7        $301.8      $155.6         $8.2      ($70.4)

        Add:
           Share of income of fifty-percent-owned affiliates and
             distributed income of affiliated companies                      30.1         13.4         9.5          5.6         2.8
           Interest expense, net of capitalized interest                    526.7        154.1       195.2        298.1       295.3
           Capitalized interest amortized                                     6.9          2.1         2.4          2.4         2.3
           1/3 of rental expense                                             83.9         24.8        22.6         21.5        18.8
                                                                        ---------   ----------   ---------    ---------   ---------
        Earnings                                                         $1,024.3       $496.2      $385.3       $335.8      $248.8
                                                                        =========   ==========   =========    =========   =========
        Fixed charges:
           Interest costs on all indebtedness                              $536.3       $154.5      $195.7       $298.6      $296.1
           1/3 of rental expense                                             83.9         24.8        22.6         21.5        18.8
                                                                        ---------   ----------   ---------    ---------   ---------

        Total fixed charges                                                $620.2       $179.3      $218.3       $320.1      $314.9

        Preferred Stock dividend requirements                               288.5         22.4         --           --          --
                                                                        ---------   ----------   ---------    ---------   ---------
        Total fixed charges and Preferred Stock dividend
           requirements                                                    $908.7       $201.7      $218.3       $320.1      $314.9
                                                                        =========   ==========   =========    =========   =========

        Ratio of earnings to fixed charges                                   1.7x         2.8x        1.8x         1.0x      Note a
                                                                        =========   ==========   =========    =========   =========
        Ratio of earnings to combined fixed charges and
           Preferred Stock dividends                                         1.1x         2.5x         --           --          --
                                                                        =========   ==========   =========    =========   =========

           (a) Earnings were inadequate to cover fixed charges, the additional amount of Earnings required to cover fixed charges for the year ended December 31, 1990 would have been $66.1 million.


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